CARBONMETA TECHNOLOGIES, INC.

13110 NE 177th Place, #145

Woodinville, WA 98072

December 7, 2022

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	CarbonMeta Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 11, 2022
File No. 333-266424

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated October 24, 2022 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 2 to Registration Statement on Form S-1 submitted October 11, 2022 (File No. 333-266424) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 2 to Registration Statement on Form S-1/A filed on October 11, 2022

License Agreements, page 4

General

1.	Please disclose the minimum sums you must pay under the license with University of Oxford Innovation in license year 3 and in license year 4 and thereafter.

Response:

In response to the Staff’s comments, the Company has further expanded on the sums due under its Agreement with Oxford University Innovation by stating “that whether or not sales are recognized the Company is subject to a minimum payment of £5,000 per year for license years 1 and 2, £3,000 for license year 3 and £1,000 for license year 4 and each license year thereafter.”

2.	Please clarify, if true, that the process you have licensed from University of Oxford Innovation for producing hydrogen and carbon products from waste plastics has not been demonstrated on a larger scale, and it is not yet known whether the process will be cost- effective or profitable to implement on a larger scale. Disclose at what scale the process has been demonstrated.

Response:

In response to the Staff’s comments, the Company has inserted the following disclaimer on page 4 of the Registration Statement. “The process that the Company licensed from University of Oxford Innovation for producing hydrogen and carbon products from waste plastics has not been demonstrated on a larger scale. It is not yet known whether the process will be cost-effective or profitable to implement on a larger scale. The Company has conducted tests to prove the percentage of carbon nanotubes up to 10 grams. The Company is working with a microwave reactor company to help demonstrate this process at a scale of 100 kilograms and 1,000 kilograms per day.”

3.	Please revise your disclosure to discuss the extent to which you have or have not met your development plan set forth in the license agreement with the University of Oxford Innovation. Disclose that University of Oxford Innovation may terminate the license due to the company not using commercially reasonable efforts to develop, exploit and market the licensed technology in accordance with the development plan.

Response:

In response to the Staff’s comments, the Company has inserted the following disclaimer on page 4 of the Registration Statement.

The Company has met the following milestones of its development plan set forth in the license agreement with Oxford University Innovation:

●	September 2021: establish subsidiary in Oxford, United Kingdom
●	March 2022: produce 0.025 kilograms per day of marketable carbon nanotubes

The Company is actively engaged in achieving the following milestones of its development plan set forth in the license agreement with University of Oxford Innovation:

●	September 2022: produce 0.5 kilograms per day of marketable carbon nanotubes
●	March 2023: 10 kilograms per day of marketable carbon nanotubes

Oxford University Innovation may terminate the license due to the company not using commercially reasonable efforts to develop, exploit and market the licensed technology in accordance with the development plan.

Prospectus Summary, page 4

4.	You disclose that “CarbonMeta Technologies and University of Oxford are working together on commercializing a microwave catalysis process for producing hydrogen and carbon products from waste plastics.” Please disclose how the company and the University of Oxford are working together on commercializing the process beyond your obtaining a license to the process from University of Oxford Innovation, the technology transfer arm of the University of Oxford.

Response:

In response to the Staff’s comments, the Company has inserted the following language pertaining to its relationship with the University of Oxford on page 4 of the Registration Statement. “From July through September 2022, CarbonMeta Technologies and University of Oxford worked together on a project with a global multi-energy provider based in Europe to assess the feasibility of processing mixed plastic waste into clean hydrogen fuel and value-added carbon products using microwave catalysis on a large commercial scale.”

5.	In your response to prior comment 5, you indicated that the revised disclosure set forth in the response letter was included in the Form S-1; however, no such disclosure was provided. Please include this disclosure in the next amendment to the Form S-1.

Response: In response to the Staff’s comments, the Company has inserted the following disclaimer on pages 6-7 of the Registration Statement.

Governmental Regulation

At this moment, the Company is not subject to governmental and environmental regulations. As such the Company’s research subsidiary, CarbonMeta Research Ltd., will be prototyping and refining novel technologies, such as microwave catalysis of plastics and methane, and then transferring those developed and patented technologies into joint venture subsidiary companies.

Each joint venture subsidiary company would be subject to certain foreign, federal, state and local regulatory requirements relating to environmental, and health and safety matters; and will operate in compliance with the applicable regulatory requirements.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

When each joint venture subsidiary company becomes operational, the Company will disclose the material costs and liabilities that arose and may arise from these applicable regulatory requirements.

If a joint venture subsidiary company fails to comply with appropriate regulatory requirements, then the Company could be held liable for any resulting damages, and any liability could exceed the Company’s resources. The Company also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

In addition, the Company may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair the Company’s discovery, preclinical development or production efforts. The Company’s failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

The Offering, page 10

6.	In response to prior comment 6, you disclose that the anti-dilution provisions of the convertible notes and warrants are triggered only if the company issues a new convertible note or warrant with a conversion price less than the pre-existing note or warrant. It appears that these anti-dilution provisions are also triggered by convertible notes and warrants that were outstanding at the time the convertible notes and warrants with these anti-dilution provisions were issued. Please provide your analysis of how the anti-dilution provisions operate with reference to specific terms of the anti-dilution provisions. In addition, tell us why the conversion exercise prices of the convertible notes and warrants have not already been reset pursuant to the anti-dilution provisions.

Response:

The conversion exercise prices of the convertible notes and warrants were not reset pursuant to the anti-dilution provisions because the note holder must first notify the Company before such action is taken. To date, the Company has not been notified by any of the note holders to reset the conversion exercise prices of the convertible notes and warrants.

7.	Please revise the disclosure of the anti-dilution provisions of the notes and warrants that you took from the governing document on page 10 to only include a plain English description of the anti-dilution provisions and how they impact the conversion and exercise prices of the notes and warrants. You may include a more detailed description in a location other than the summary description of the offering.

Response: In response to the Staff’s comments, the Company has revised the disclosure of the anti-dilution provisions of the notes and warrants to include a plain English description of these provisions and how they impact the conversion and exercise prices of the notes and warrants.

Risk Factors, page 15

8.	You disclose in the table on page 28 that you could be required to issue over 33.1 billion shares upon conversion of outstanding convertible notes based on the current market price of your shares and significantly more at prices below the current market price. Please add risk factor disclosure that addresses the following risks:

●	You do not have enough authorized common shares to issue upon conversion of your convertible notes, warrants and convertible preferred stock;
●	The impact on the company under the terms of the convertible notes, warrants and convertible preferred stock if the company has insufficient shares reserved or authorized for issuance on conversion of these securities;
●	Why you have continued to issue, and whether you intend to continue to issue, convertible notes and warrants when you do not have sufficient authorized shares to meet the potential conversion and exercise demands under outstanding instruments;

●	Lloyd Spencer can increase the number of authorized common or preferred shares to any amount even if other shareholders disagree since Mr. Spencer holds high-voting securities and has voting control over any matter submitted for shareholder approval; and
●	Such increases in authorized common or preferred shares and the issuance of a significant number of shares upon conversion and exercise of the convertible notes and preferred stock and exercise of the warrants would have a negative impact on the price of the company’s shares and significant dilutive effects on company shareholders.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

As of the date of this filing, the Company has 19,014,386,254 shares of common stock outstanding. In the event the Company were required to issue additional shares of common stock for the conversion of all outstanding convertible notes, the Company would have a deficit of available shares of common stock to issue. As such, the Company may be required to increase the number of shares of authorized common stock or implement a reverse stock split of its outstanding common stock in order to have the required number of shares to issue. Lloyd Spencer, the Company’s sole officer and director, can increase the number of authorized common or preferred shares to any amount even if other shareholders disagree since Mr. Spencer holds high-voting securities (Series G Preferred Stock) and has voting control over any matter submitted for shareholder approval. Such increases in authorized common or preferred shares and the issuance of a significant number of shares upon conversion and exercise of the convertible notes and preferred stock and exercise of the warrants would have a negative impact on the price of the company’s shares and significant dilutive effects on company shareholders.

Beginning in 2021, the Company began working cooperatively with note holders to extinguish dilutive convertible notes, as well as working cooperatively with note holders to amend dilutive convertible notes with fixed conversion rates. The company continues to work cooperatively with note holders with the objective of extinguishing or renegotiating dilutive convertible notes, although we can offer no guarantee that these negotiations will be successful.

Our sole officer and director holds a significant percentage of our outstanding voting securities..., page 26

9.	Please expand this risk factor to address the potential risks and conflicts of interest presented by the ability of Lloyd Spencer to retain majority control of the company’s voting power while reducing, potentially significantly, his economic interest in the company’s shares. Explain to what extent he may be able to sell his economic interest in your common shares yet retain control over the company by maintaining his Series G preferred shares (or some combination of preferred shares and common stock) taking into account your outstanding shares and potential sales in your offering.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

In response to the Staff’s comments, the Company has inserted the following disclaimer within its Risk Factor on page 26. “There exists the potential risk and conflict of interest presented by the ability of Mr. Spencer to retain majority control of the Company’s voting power while reducing, potentially significantly, his economic interest in the Company’s shares. Although Mr. Spencer may be able to sell his entire economic interest in the Company’s common stock, Series D Preferred Stock and Series E Preferred Stock, Mr. Spencer would retain control over the company by maintaining his Series G Preferred Stock.”

Description of Securities, page 34

10.	In light of the fact that you do not have enough common shares authorized to meet your obligations under your outstanding debt and other securities, please provide a table that shows the total number of shares you could be required to issue at the current market price and at market prices 25%, 50% and 75% below the most recent market price for each of the following:

●	convertible debt on an aggregate basis;
●	warrants on an aggregate basis;
●	each class of convertible preferred stock on an aggregate basis;
●	the over-all aggregate total; and
●	the amount of the aggregate total that exceeds the number of authorized and unissued shares.

Response: In response to the Staff’s comments, the Company has inserted a table on page 34 showing the total number of shares you could be required to issue at the current market price and at market prices 25%, 50% and 75% below the most recent market price for each of the following:

●	convertible debt on an aggregate basis;
●	warrants on an aggregate basis;
●	each class of convertible preferred stock on an aggregate basis;
●	the over-all aggregate total; and
●	the amount of the aggregate total that exceeds the number of authorized and unissued shares.

Security Ownership of Certain Beneficial Owners and Management, page 47

11.	We note your response to prior comment 13. Please expand your explanation to discuss the preferred shares that are convertible into common stock. If this is already included in your common stock calculation, provide an explanation of how this was calculated taking into account that each series of preferred stock is convertible at a discount to the market price of the company’s common stock.

Response: In response to the Staff’s comments, the Company has revised its disclosures within the Beneficial Ownership table on page 48 to discuss the Preferred shares that are convertible into common shares for the Company’s beneficial owners.

12.	Please revise the beneficial ownership table to:

●	provide a cross-reference to the beneficial ownership tables for your series of
●	preferred shares with voting rights that are set forth under “Description of Securities” or move these beneficial ownership tables under “Security Ownership of Certain Beneficial Owners and Management”; and
●	add a column to these beneficial ownership tables of your preferred shares with voting rights to show total voting control for each person listed. Refer to Item 403(a) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the Preferred shares ownership tables for those Preferred shares that have voting rights to show the number of voting shares held by each shareholder as well as the total voting control of each shareholder.

Item 16. Exhibits and Financial Statement Schedules Exhibit 23.2 - Consent of Michael T. Studer, CPA, page 56

13.	We have reviewed your response to prior comment 16, which explains that the consent has been revised to refer to the financial statements as of December 31, 2021 and December 31, 2020. However, the consent continues to refer to the audit of the consolidated financial statements for the years ended December 31, 2022 and 2021. Please revise.

Response: In response to the Staff’s comments, the Company has revised the S-1 document as follows:

We hereby consent to the use in this Amendment No. 3 to the Form S-1 Registration Statement of CarbonMeta Technologies, Inc. (the “Company”) of our report dated July 29, 2022 relating to the audit of the consolidated financial statements of the Company for the years ended December 31, 2021 and 2020 included in this Amendment.

General

14.	We note your response to prior comment 2. Refer to Items 501, 502, 503 and 103 of Regulation S-K which set forth the information to be provided in the prospectus cover page, the inside front over page of the prospectus, the prospectus summary and the risk factors, respectively, and which indicate that the disclosure in the forepart of the prospectus must be presented in that order. If you choose to include a prospectus summary, please follow the disclosure requirements for the prospectus summary pursuant to Item 503 and provide the full description of the company’s business pursuant to Item 101 of Regulation S-K in a location after the prospectus summary and the risk factors.

Response: In response to the Staff’s comments, the Company has revised its Prospectus Summary pursuant to Item 503 and has provided the full description of the Company’s business pursuant to Item 101 of Regulation S-K in a location after the prospectus summary and the risk factors.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (206) 279-4685.

Sincerely,

/s/ Lloyd Spencer
Lloyd Spencer
Chief Executive Officer

Cc:	Law Offices of Gary L. Blum, Gary L. Blum, Esquire